20/20 GLOBAL, INC.

May 29, 2019

VIA EDGAR

Scott Anderegg, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:20/20 Global, Inc.

Form 10-12G filed April 15, 2019

File No. 000-56022

Dear Mr. Anderegg:

This letter is in response to your comments by letter of May 7, 2019. We have set forth your comments below, immediately followed by our responses.

Form 10 Filed April 15, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

1.Please refer to your analysis of results of operations beginning on page 10. Please revise your disclosure concerning the fluctuations in revenue, gross profit, and general and administrative expenses to provide your readers with management's insight into why these items increased or decreased from 2017 to 2018 rather than merely repeating the dollar amounts seen on the face of your statements of operations. Refer to Item 303 of Regulation S-K.

Response:We have revised the disclosure.

Exhibit 3.02 Bylaws of 20/20 Global, Inc.

2.We note that the forum selection provision in your bylaws identities the state or federal court of Utah as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations under it.

480 22ND St. Heyburn, ID 83336 USA

Phone: 208.677.2020

20/20 GLOBAL, INC.

Scott Anderegg, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 29, 2019

___________________________________

Response:We have revised the disclosure.

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

20/20 GLOBAL, INC.

/s/ Mark Williams

Mark Williams

President and Chief Executive Officer